EXHIBIT 12.1

NEWPAGE HOLDING CORPORATION AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Predecessor									Pro Forma
							Successor
	Fiscal year ended Oct. 31, 2001	Period from Nov. 1, to Dec. 31, 2001	Year ended December 31,							Year ended Dec. 31, 2005(1)
						Four Months Ended April 30, 2005	Eight Months Ended Dec. 31, 2005	Two Months Ended June 30, 2005	Six Months Ended June 30, 2006
			2002	2003	2004
	(In millions of dollars)
Earnings (loss):
Pre-tax income (loss) from continuing operations before income (loss) from equity investee	$(21)	$(9)	$(163)	$(119)	$(308)	$(7)	$(82)	$(55)	$(8)	$(103)
Interest and debt expense	3	—	8	10	9	21	121	38	86	173
Portion of rental expense deemed to be interest(2)	3	1	8	6	5	2	4	1	3	6
Distributed income of equity investee	—	—	7	12	12	2	8	—	—	10

Total earnings (loss)	$(15)	$(8)	$(140)	$(91)	$(282)	$18	$51	$(16)	$81	$86

Fixed charges:
Interest and debt expense	$3	$—	$8	$10	$9	$21	$121	$38	$86	$173
Portion of rental expense deemed to be interest(2)	3	1	8	6	5	2	4	1	3	6

Total fixed charges	$6	$1	$16	$16	$14	$23	$125	$39	$89	$179

Ratio of earnings to fixed charges	—	—	—	—	—	—	—	—	—	—
Deficiency in earnings necessary to cover fixed charges	$(21)	$(9)	$(156)	$(107)	$(296)	$(5)	$(74)	$(55)	$(8)	$(93)

(1)
See "Unaudited Pro Forma Combined Financial Data and Other Pro Forma Information."

(2)
Portion of rental expense deemed to be interest represents one-third of total rent expense, which management believes is a reasonable approximation of the interest factor.